Filed by Chevron Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities and Exchange Act of 1934, as amended

Subject Company: Unocal Corporation
Commission File No.: 1-8483

The following is an internal communication distributed to Chevron Corporation employees.

From:	Mark Nelson
Date:	July 8, 2005
To:	Chevron Employees, Contractors and Associates
Subject:	Unocal Integration Update 7/8/05

Dear Colleagues,

Last week, Dave O’Reilly announced the first round of employee selections in a number of Upstream strategic business units (SBUs) that are affected by the future merging of Unocal and Chevron assets and organizations. We believe the mix of Unocal and Chevron managers selected provides a great opportunity for these organizations to build on the strengths of both companies. In this message, I’ll provide an update on the selection process and more information on the high-level organization design announced last week.

Selections and Job Offers

Given the anticipated merger closing date of August 10, we are accelerating the selection process where we can. We are selecting another group of managers and supervisors, and we anticipate completing and announcing this next group of selections in mid-July. Although many of the positions are in our international and U.S. upstream organizations, some of the functional staff groups have begun their selections as well. The remaining selections will continue through September until all organizations are complete.

We have a short timeframe in which to make job offers and receive responses for selections. Where possible, successful candidates will receive a verbal offer prior to their receiving an email offer. The email offer will contain standard job offer information as well as the date and time to respond to the offer. In general, selected candidates will have 72 hours to respond to a job offer.

I know that those of you in organizations affected by the merger are looking forward to learning the details of your own job situation. While we are unable to complete all selections prior to the merger closing, we are continuing selection planning as quickly as possible for the remaining organizations affected.

Organization Design

Last week, we shared with you some initial post-closing organization charts. I’d like to provide you more detail about those organizations to give you insight into how we propose to combine our assets for future success.

Chevron International Exploration and Production (CIEP)

The geographic boundaries of Chevron’s international upstream operating company, CIEP, will be maintained post merger. Where we see significant changes in organization design is with our Asia South and Indonesia business units. The addition of substantial Unocal assets in this region will expand the scale and scope of our business significantly, and our organization design reflects this growth.

Asia South
Unocal has had a long-standing, successful exploration and producing operation in Thailand and more recently in Bangladesh and Myanmar, as well as exploration assets in Vietnam. Chevron also has exploration and producing operations in Thailand and exploration assets in Cambodia. The post-merger Asia South organization places all of these countries under common leadership, designed to efficiently utilize our human resources across the region as well as strategically position the company to compete for regional oil and gas resources and serve a growing regional gas market.

The Gulf of Thailand is the dominant production area in the region for both companies, with 2004 year-end combined production of 202 thousand barrels oil equivalent per day net (mboed). The existing Unocal operation in the Gulf is several times larger than Chevron’s and has a long history of success, so it serves as the basis of the design for the go-forward Thailand business. We plan to basically integrate Chevron’s B8/32 producing operation into the existing Unocal operations. The larger asset base requires split management responsibilities in the form of general managers over Assets and Operations Services. This design should minimize any operational disruption and maximize opportunities for efficiencies.

IndoAsia (formerly Indonesia SBU)
Chevron’s presence in Indonesia has been concentrated on the island of Sumatra through the 80-year-old Caltex Pacific Indonesia (CPI) operations. Gross production exceeds 500,000 boepd from the vast array of fields that include the world class Minas waterflood and Duri steamflood. Activities outside of Sumatra include the nonoperated Natuna Sea operations.

Unocal assets are located at East Kalimantan with existing offshore production on the shelf, and deepwater discoveries, primarily of natural gas, being evaluated for development. This offers the potential for an expanded liquefied natural gas (LNG) portfolio in the region, above the current volumes that Unocal now moves through the Bontang LNG facility.

Both companies also have geothermal assets. Unocal operates geothermal assets located at Salak on West Java in Indonesia and at Mak-Ban and Tiwi in the Philippines. Chevron has a successful geothermal operation and associated power generation assets at Darajat on the island of Java and also operates the Duri cogeneration plant on Sumatra.

The IndoAsia organization design provides for common, high-level leadership across all of the Indonesian assets while maintaining individual operations largely as is. Common management of Unocal’s Indonesia and Philippines geothermal assets with Chevron’s Indonesia geothermal assets will facilitate the sharing of best practices and resources across that unique business. Given a resultant SBU geography broader than just Indonesia, the more regional SBU name IndoAsia is appropriate.

The additional gas resources in both IndoAsia and Asia South provide Chevron with an expanded slate of opportunities to develop a high-impact global gas business. The organization design includes commercial positions for both Upstream and Global Gas, which will work closely together to develop resources and markets for LNG.

Europe
Unocal’s interest in the Netherlands will be integrated as is into Chevron’s existing Europe business as an additional country report. This will allow operations to continue without disruption while enabling access to wider regional support functions.

Eurasia
The Eurasia SBU organization chart is not yet posted, since there were no individuals appointed during the recently completed first round of selections. However, let me describe the assets of the future organization. Chevron has a very significant presence in Eurasia with its interest in the Tengiz Field in Kazahkstan and the associated Caspian Pipeline Consortium, as well as a nonoperating interest in the Karachaganak Field, also in Kazahkstan. Unocal’s 10 percent nonoperating interest in the Azerbaijan International Operating Co. consortium provides a significant presence in Azerbaijan, and its corresponding interest in the Baku-Tbilisi-Ceyhan pipeline provides a regional midstream asset.

These assets and their respective organizations, along with exploration and commercial interests in Turkey and Russia, will be managed regionally under a single managing director for Eurasia, in order to further strengthen our position in the Caspian region.

Other Assets
After the merger closes, we intend to integrate Unocal’s interest in the Democratic Republic of the Congo into Chevron’s existing Southern Africa SBU. Unocal’s interest in the Transandino Pipeline will be managed under our Latin America SBU.

Chevron North America Exploration and Production (CNAEP)

Just as we did with CIEP, the geographic boundaries of Chevron’s North America upstream operating company, CNAEP, will be maintained post merger. Of the five SBUs in CNAEP, three are impacted by the integration of Unocal assets: Mid-Continent, Gulf of Mexico and Deepwater Exploration & Projects.

Gulf of Mexico SBU
All Gulf of Mexico production, including deepwater, will be operated out of our Gulf of Mexico business unit to obtain synergies, provide integration with Chevron’s existing management structure, and gain efficiencies. Chevron’s Gulf of Mexico production totaled 290 mboed in 2004, including 50 mboed from deepwater assets. Unocal’s Gulf of Mexico operations produced 54 mboed in 2004. Unocal has two nonoperated deepwater fields that came on production in 2005. Most of Unocal’s shelf operations are in the western Gulf of Mexico and, for the most part, will be managed out of Lafayette, Louisiana.

Gulf of Mexico Deepwater Exploration & Projects SBU
Both Chevron and Unocal have substantial exploration interests in the Gulf of Mexico. All deepwater exploration, appraisal and project development will be managed by the Deepwater Exploration & Projects SBU. Some leadership positions have been added to the Chevron structure to manage this greater asset base.

Mid-Continent SBU
The location of Unocal’s assets allows them to be incorporated into the existing Chevron structure. Through Pure Resources, a wholly owned subsidiary, Unocal produces approximately 53 mboed from the Permian Basin, San Juan Basin, East Texas and the Texas Gulf Coast regions. Chevron produced 288 mboed in 2004 from these and other areas of the Mid-Continent region. The Mid-Continent SBU will maintain the current three-area organizational model consisting of Oil, Gas and Rockies. The operations and asset development organizations will expand to incorporate the increased size and scope of the combined operations, including the addition of asset development managers in Houston and Midland.

Chevron’s Alaska operations, consisting of nonoperated interests in Prudhoe Bay, Beluga River and Pt. Thompson, will continue to report to the general manager of Asset Development. Unocal’s Alaska operations at Cook Inlet and nonoperated interest in the North Slope, producing approximately 29 mboed, will be essentially operated as is, reporting directly to the Mid-Continent vice president.

Global Drilling and Completions
The combination of Chevron’s and Unocal’s global drilling organizations offers a great opportunity for substantial performance improvement. The design of the go-forward global drilling organization takes the best of both companies. We have added a specific concentration on complex well drilling and major capital projects through new general manager positions which will provide focused leadership in these critical areas.

Other Assets
Unocal previously announced its intention to seek a buyer for its Canadian business, Northrock Resources. That business will be operated as is, pending a future sale.

The Pittsburg & Midway Coal Mining Co.
Chevron has had a long standing interest in the mining business through the P&M Coal Mining company. Unocal also has a mining business through Molycorp, Inc., a wholly owned subsidiary. The Molycorp organization will be integrated into the P&M management structure.

As the people selection process continues over the coming months, we will update and add more organization charts to the Web site. In future communications, we will provide information about organization design of business units and functional areas that have not been covered in this message.

It is important to keep in mind that the changes to the SBUs outlined in this message do not take effect until the merger closes. But it is heartening to see these organizations take shape on paper, knowing that the increased assets and employees reflected in these organization charts represent an exciting future for our company.

Regards,

Mark

Additional Information and Where to Find It

               Chevron has filed a Form S-4, Unocal has filed a proxy statement and both companies will file other relevant documents concerning the proposed merger transaction with the Securities and Exchange Commission (SEC). INVESTORS ARE URGED TO READ THE FORM S-4, PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION. You may obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Chevron free of charge by contacting Chevron Comptroller’s Department, 6001 Bollinger Canyon Road — A3201, San Ramon, CA 94583-2324. You may obtain documents filed with the SEC by Unocal free of charge by contacting Unocal Stockholder Services at (800) 252-2233, 2141 Rosecrans Avenue, Suite 4000, El Segundo, CA 90245, e-mail: stockholder_services@unocal.com.

Interest of Certain Persons in the Merger

               Chevron, Unocal, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from Unocal’s stockholders in connection with the merger. Information about the directors and executive officers of Chevron and their ownership of Chevron stock is set forth in the proxy statement for Chevron’s 2005 Annual Meeting of Stockholders. Information about the directors and executive officers of Unocal and their ownership of Unocal stock is set forth in the proxy statement for Unocal’s 2005 Annual Meeting of Stockholders. Investors may obtain additional information regarding the interests of such participants by reading the Form S-4 and proxy statement for the merger.

               Investors should read the Form S-4 and proxy statement carefully before making any voting or investment decisions.

Cautionary Information regarding Forward-Looking Statements

               Except for the historical and factual information contained herein, the matters set forth in this filing, including statements as to the expected benefits of the acquisition, and the competitive ability and position of the combined company, and other statements identified by words such as “estimates, “expects,” “projects,” “plans,” and similar expressions are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including required approvals by Unocal shareholders and regulatory agencies, the possibility that the anticipated benefits from the acquisition cannot be fully realized, the possibility that costs or difficulties related to the integration of Unocal operations into Chevron will be greater than expected, the impact of competition and other risk factors relating to our industry as detailed from time to time in each of Chevron’s and Unocal’s reports filed with the SEC. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Unless legally required, Chevron undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

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